FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated September 29, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: September 30, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

CENTRAL SUN MINING INC.

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
September 29, 2008	AMEX: SMC

CENTRAL SUN UPDATE ON EXPLORATION AND
OPERATIONS- CONFERENCE CALL/WEBCAST ON
TUESDAY, SEPTEMBER 30 AT 11 A.M. EASTERN

Central Sun Mining Inc. (“Central Sun” or the “Company”) has scheduled a conference call for analysts and investors on Tuesday, September 30, 2008 at 11 a.m. (Eastern) to provide an update on its exploration and operations activities.

Messrs. Peter Tagliamonte, President and Chief Executive Officer; Bill Pearson, Executive Vice President, Exploration; Graham Speirs, Chief Operating Officer and Denis Arsenault, Chief Financial Officer will be available to answer questions during the call.

Conference Call

To participate in the conference call, please dial 416-695-9753 or 1-888-818-4097 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.centralsun.ca.

An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode #3271773) until October 7, 2008 11:59 p.m. An archived recording of the webcast will also be available on the Company’s website.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Investor Relations

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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